ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202

August 6, 2019
VIA EDGAR TRANSMISSION
Ms. Deborah L. O’Neal
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”)
ClearShares OCIO ETF and ClearShares Ultra-Short Maturity ETF (the “Funds”)
File Nos. 333-179562 and 811-22668
Dear Ms. O’Neal:
This correspondence responds to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Preliminary Proxy Statement for the Funds filed July 26, 2019 (SEC Accession No. 0000894189-19-004364).
For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Preliminary Proxy Statement.

Comment 1.	Please confirm that everything required to be disclosed per Item 22 of Schedule 14A has been disclosed.

Response:	The Trust so confirms.

Comment 2.	If the Trust intends to rely on the Section 15(f) “safe harbor,” please disclose.

Response:
Although the Trust expects that it will satisfy the conditions of Section 15(f), the Trust does not intend to rely on such provision. Consequently, the Trust respectfully declines to add disclosure regarding such provision.

Comment 3.	Please disclose the anticipated cost of the proxy solicitation as required by Schedule 14A.

Response:
The Trust notes that, as disclosed in the Proxy Statement, solicitation costs will be borne by the Adviser or its affiliates and not by the Funds. The Trust respectfully declines to disclose costs paid by parties other than the Funds.

*	*	*

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary